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SEC FILE NUMBER
8-52280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BENCHMARK INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 COUNTRY CLUB DRIVE, BLD 400, SUITE D
(No. and Street)

STOCKBRIDGE	GA	30281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NIKITA BROWN	212-404-7002	nbrown@kingswoodus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NOWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Nessim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benchmark Investments, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

ALEJANDRO ROJAS
NOTARY PUBLIC, STATE OF NEW YORK
NO.01RO6360799
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES JUNE 26,2025

Notary Public Date - 3/27/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

BENCHMARK INVESTMENTS, LLC

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2022

BENCHMARK INVESTMENTS, LLC

As of and for the year ended
December 31, 2022

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Benchmark Investments, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Investments, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benchmark Investments, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Benchmark Investments, LLC's auditor since 2020.

Hauppauge, New York
March 27, 2023

Nawrocki Smith LLP

BENCHMARK INVESTMENTS, LLC

Statement of Financial Condition
December 31, 2022

Assets:

Cash	$	3,512,236
Due from clearing firm		594,885
Restricted Cash		50,032
Accounts and commissions receivable		3,546,824
Prepaid expenses		291,588
Right of use assets-operating		157,490
Due from related parties		998,203
Fixed assets, net		55,378
Other assets		67,600
Total assets	$	9,274,236

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$	709,968
Commissions payable		3,233,786
Due to related parties		1,925,239
Lease liability		171,829
Deferred Clearing Incentive Fee		659,145
Total liabilities		6,699,967
Members' equity		2,574,269
Total liabilities and members' equity	$	9,274,236

See Accompanying Notes to Financial Statements

2

BENCHMARK INVESTMENTS, LLC

Statement of Income
Year ended December 31, 2022

Revenue

Commission income	$	10,635,422
Consulting fee income		1,603
Mutual fund fees		906,390
Interest income		179,774
Underwriting and Investment Banking		88,635,585
Other revenue		2,359,218
Total revenue		102,717,992

Expenses

Compensation and Benefits	12,987,184
Management Fees	3,361,406
Investment Banking Expenses	80,525,945
Occupancy	154,497
Clearance fees	300,637
Technology and communications	643,884
Regulatory fees	625,208
Depreciation expense	45,183
Professional Fees	1,474,098
Marketing and Firm Development	872,800
Insurance	453,294
Other	937,323
Total expenses	102,381,459
Net Income	$ 336,533

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2022

		Total Members' Equity
Balance at January 1, 2022	$	2,706,142
Net Income		336,533
Contributions from Members		1,620
Distributions to Members		470,026
Balance at December 31, 2022	$	2,574,269

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, LLC

Statement of Cash Flows
Year ended December 31, 2022

Cash Flows From Operating Activities:

Net Income	$	336,536
Adjustments to reconcile net income to net cash		
used by operating activities:		
Depreciation		45,183
(Increase) decrease in operating assets:		
Due from Clearing Firm		1,222,064
Right of use asset-operating		114,277
Prepaid expenses		33,902
Accounts and commissions receivable		(3,381,628)
Other assets		326,882
Increase (decrease) in operating liabilities:		
Commissions Payable		1,335,724
Accounts payable and accrued expenses		455,744
Lease liability		(115,131)
Due to related parties, net		(11,810,222)
Deferred clearing incentive		308,421
Net cash used by operating activities		(11,128,248)

Cash Flows From Financing Activities:

Capital Contribution		1,620
Distributions to members		(470,026)
Net cash used in financing activities		(468,406)

Net decrease in cash		(11,596,654)
Cash, cash equivalents and restricted cash - beginning of year		15,158.922
Cash, cash equivalents and restricted cash - end of year	$	3,562,268

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	3,512,236
Restricted cash		50,032
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$	3,562,268

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, LLC

Notes to Financial Statements
For the year ended DECEMBER 31, 2022

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

BENCHMARK INVESTMENTS, LLC (formerly known as Benchmark Investments, Inc. the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

The Company underwent a plan of conversion in the previous fiscal year. The Company formed and existing under the laws of the State of Arkansas converted into a limited liability company organized and existing under the laws of the State of Nevada.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

Fixed assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.
Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Impairment of long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2022, there were no impairment losses recognized for long-lived assets.

Income Taxes

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Revenue Recognition and Revenue from Contracts with Customers

Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606, revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the

contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue

reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Marketing Reallowance. The Company earns marketing reallowance revenue, which is a fee paid to a securities firm that is not part of the underwriting syndicate that is bringing a new alternative product to the market. The amount of reallowance is typically a percentage of the sale of shares sold to investors. The reallowance fee typically covers the following marketing support services: providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in promoting the offering, responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, assisting investors with redemptions, maintaining the technology to adequately service investors and preliminary and perpetual due diligence of the product. In 2022, revenue generated through marketing reallowance was $543,526 and is reflected in other revenue the Statement of Income.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. As of and for the year ended December 31, 2022, the Company received $86,983,919 in underwriting fees.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for

advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2022, all amounts were immaterial. As of and for the year ended December 31, 2022, the Company received $1,651,666 in M&A advisory fees.

3. Leases

The Company accounts for leases is accordance with FASB Accounting Standards Update ("ASU") 2016-02, Leases ("ASC 842").

The Company has measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

The Company recognizes the following amounts in earnings each period of the lease term:

- A single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

The Company has included the costs of the operating leases in Occupancy Expenses in the accompanying Statement of Income in the amount of $154,497.

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under operating leases as of December 31, 2022, are as follow:

2023	$	90,000
2024		90,000
Total undiscounted lease payments	$	180,000
Less interest		(8,171)

Total Lease liabilities	$ 171,829

Impairment Testing

The Company subjects ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, the Company amortizes the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, which continue to present a single lease cost in earnings.

In January 2019, the Company entered into a six-year sublease for office space in Manhattan, NY. On January 1, 2019, the effective date of the lease, the Company recorded a ROU asset of $472,470 and an operating lease liability of $472,470. The calculations were based on a six-year non-cancelable term ending December 31, 2024, assuming a discount rate of 4.5%, our estimated incremental borrowing rate.

As a broker-dealer registered with the SEC and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

4. Fixed Assets

Assets		December 31, 2022
Furniture and Fixtures	$	32,397
Software		130,254
		162,651
Accumulated Depreciation		107,273
Net Fixed Assets	$	55,378

Depreciation expenses related to property and equipment was $45,183 in 2022.

5. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $868,436 which was $497,916, in excess of its required net capital of $370,520. The Company's aggregate indebtedness to net capital ratio percentage was 640%.

7. Related Party Transactions

The Company occasionally shares expenses with its registered investment advisor affiliates, Kingswood Wealth Advisors, LLC ("KWA"), and Benchmark Advisory Services, LLC ("BAS"), its affiliated broker dealer Kingswood Capital Partners, LLC ("KCP"), and the Company's marketing and recruitment affiliate S.A.G. Marketing Group, LLC ("SAG"), which are all 100% owned by Kingswood US, LLC (KW), its member and EF Hutton an Office of Supervisory Jurisdiction of the Company in accordance with that certain Services and Expense Sharing Agreement dated January 1, 2020, made between the Company and Platinum ARC, LLC ("PA"). At the end of each month, any expenses paid by the Company that are directly attributable to KWA, KW, KCP, BAS and SAG are allocated 100% to KWA, SAG, KW, BAS or KCP.
The Company has an agreement with its managing member where the former pays the latter a fee of 3.5% of gross revenues as management fees ("Management Fee"). As of and for the year ended December 31, 2022, the Company incurred Management Fees of $3,361,406. As of December 31, 2022, the Company had $95,025 due to its managing member.

During the year ended December 31, 2022, the Company paid $51,284,349 to PA for shared expenses. As of December 31, 2022, the Company had $1,811,619 due to PA.

As of and for the year ended December 31, 2022, the Company did not receive any revenue from SAG and the Company's total expense that was paid to SAG totaled $950,000. As of and for the year ended December 31, 2022, the Company does not owe any amounts to SAG and SAG does not owe any amounts to the Company.

At December 31, 2022, the Company had $224,418 due from KWA for accrued Management Fees and commissions and the Company did not pay any expenses to KWA.

At December 31, 2022, the Company had $773,785 due from KCP, of which $653,783 was for accrued Management Fees and commissions and $120,002 was for shared expenses. As of and for the year ended December 31, 2022, the Company received a total of $166,545 in revenue from KCP and the Company did not pay any expenses to KCP.

As of and for the year ended December 31, 2022, the Company did not receive any revenue from KW, and the Company's total expense that was paid to KW totaled $973,477. As of and for the year ended December 31, 2022, the Company has a payable to KW totaling $18,595.

As of and for the year ended December 31, 2022, the Company received $75,081 in revenue from BAS and the Company's total expense that was paid to BAS totaled $2,841. As of and for the year ended December 31, 2022, the Company does not owe any amounts to BAS and BAS does not owe any amounts to the Company.

8. Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

9. Subsequent Events

Events of the Company subsequent to December 31, 2022, have been evaluated through March 27, 2023, which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2022. No subsequent events were identified that require disclosure.

BENCHMARK INVESTMENTS, LLC
Supplemental Information
Year ended DECEMBER 31, 2022

SUPPLEMENTAL INFORMATION

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

<u>Year ended DECEMBER 31, 2022</u>

Net Capital

Total Member's equity	$	2,574,269

Deductions and/or charges:
    Non-allowable assets:

Prepaid expenses	291,588
Other non-allowable assets	1,325,176
Total deductions and/or charges	<u>1,616,764</u>

Net Capital	$	<u>957,505</u>

Aggregate Indebtedness
Items included in statement of financial condition

Accounts payable and accrued expenses	709,968
Commissions payable	3,233,786
Payable to related parties	1,925,239
Deferred clearing incentive fee	659,145
Excess lease liability	<u>14,339</u>
Total aggregate indebtedness	<u>6,542,477</u>

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	436,165
Excess net capital	$	521,340
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	<u>303,257</u>
Ratio of aggregate indebtedness to net capital		<u>683%</u>

There was no material difference between the net capital computation shown here and the net capital computation as presented on the Company's unaudited Form X-17A-5 Part IIA report (Amended) dated December 31, 2022

See Report of Independent Registered Public Accounting Firm

BENCHMARK INVESTMENTS, LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year ended DECEMBER 31, 2022

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

BENCHMARK INVESTMENTS, LLC

Schedule III- Information Relating to
Possession or Control Requirements
Under Rule 15c3-3 of the Securities
and Exchange Commission

Year ended DECEMBER 31, 2022

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member's of
Benchmark Investments, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Investments, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Benchmark Investments, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Benchmark Investments, LLC stated that Benchmark Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 27, 2023

Nawrocki Smith LLP

Benchmark Investments, LLC
Exemption Report
Statement pursuant to Paragraph (d)(4) of Rule 17a-5

Benchmark Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BENCHMARK INVESTMENTS, LLC

I, Michael Nessim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Executive Officer
March 27, 2023



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member's of
Benchmark Investments, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Benchmark Investments, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Benchmark Investments, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 27, 2023

Nawrocki Smith LLP

Reconciliation of "SIPC Net Operating Revenues and General Assessment
Year ended DECEMBER 31, 2022

	FOCUS Part IIA Line 9 (unaudited) as amended	Statement of Income (audited)
Total revenue	102,717,992	102,717,992
Additions		
Deductions	2,074,293	2,074,293
SIPC Net Operating Revenues	100,643,699	100,643,699
General Assessment @ .0015	150,966	150,966